20013859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/19 (MM/DD/YY) AND ENDING 04/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMPBELL LUTYENS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 FIFTH AVENUE, 25TH FLOOR
(No. and Street)

NEW YORK	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. CHRISTOFFER DAVIDSSON

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
JUN 30 2020
Washington DC
415

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK & ANCHIN LLP
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHRISTOFFER DAVIDSSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMPBELL LUTYENS & CO., INC., as of APRIL 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Abraham Scipion
Notary Public
My Commission Expires 03/31/2023

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Campbell Lutyens & Co. Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Campbell Lutyens & Co. Inc. as of April 30, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Campbell Lutyens & Co. Inc., as of April 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Campbell Lutyens & Co. Inc.'s management. Our responsibility is to express an opinion on Campbell Lutyens & Co. Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Campbell Lutyens & Co. Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, the Company's sole source of revenue is from a revenue sharing agreement with affiliate companies. Consequently, the accompanying financial statements may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

We have served as Campbell Lutyens & Co. Inc.'s auditor since 2007
New York, N.Y.
June 25, 2020

CAMPBELL LUTYENS & CO. INC.
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2020

ASSETS		
Cash	$	10,869,104
Restricted cash		444,398
Affiliate fee receivable		7,890,395
Deferred income taxes		1,002,068
Prepaid Income Taxes		189,477
Staff loans		1,489,583
Other assets		274,225
Operating lease right-of-use assets		951,998
Finance lease right-of-use assets, net		106,161
Property and equipment, net		397,522
Total Assets	$	23,614,931
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Deferred compensation	$	4,399,666
Accrued expenses and other		275,442
Operating lease liability		999,690
Finance lease liability		112,518
Total Liabilities		5,787,316
Commitments and contingencies		
Stockholder's Equity		
Common stock, par value $0.01 per share; 2,000,000 shares authorized, issued and outstanding		20,000
Additional paid-in capital		2,383,239
Retained earnings		15,424,376
Total Stockholder's Equity		17,827,615
Total Liabilities and Stockholder's Equity	$	23,614,931

See Notes to Statement of Financial Condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Campbell Lutyens & Co. Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated in the State of Delaware and is a wholly-owned subsidiary of Campbell Lutyens Holdings Limited (the "Parent"). The Company assists the Parent and the affiliate in a single line of business as a broker-dealer raising capital for private equity, private debt and infrastructure firms and investment managers and providing related specialized financial services. As a result, the Group and Company is exposed to the risks associated with this industry including changes in the economic and regulatory environment. An affiliated company pays the Company fees which reflect value the Company provides to the affiliated company in the normal course of business. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation - The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The financial statements are presented in U.S. Dollars.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company earns revenue through a management service agreement with an affiliate. The performance obligation for providing services is satisfied over time because the affiliate is receiving the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to all costs incurred by the Company plus where appropriate an additional allocation of group revenue based on the contribution that the Company makes to the generation of those group revenues derived in accordance with accepted transfer pricing methodology. Affiliate fees are generally received monthly and are recognized as revenue as they relate specifically to the services provided in that period.

Cash and Restricted Cash – Amounts included in restricted cash represent those required to be set aside as a secure deposit for the letter of credit used for the leased office space.

Property and Equipment - Comprises furniture and computer equipment which are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and computer equipment on a straight-line basis over the estimated useful life of the assets. In addition, property and equipment comprises improvements to leasehold office space rented under an operating lease which are reported at cost, net of accumulated depreciation. Depreciation is provided for leasehold improvements on a straight-line basis over the lease period.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes - The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

Deferred Compensation – The Company makes contractual remuneration payments to certain employees. *Due to the structure and payment terms, the Company treats such remuneration* payments as deferred compensation with such payments being accrued over the period from which economic benefits are derived from the continuing service provided by the employees.

Staff Loans - The Company makes staff loans available to certain employees. Such loans are carried at book value if the time they are held is not significant and at amortized cost using the effective interest method if the time value of money is significant. Interest is charged at above market rates and is taken to the Statement of Income at the point in time when, under the terms of the contract, the company is entitled to the interest specified.

New Lease Standard – Effective May 01, 2019, the Company has adopted FASB Accounting Standards Codification ("ASC") Topic 842, *Leases* ("ASC 842") using the alternative transition method, such that the Statement of Financial Condition as at April 30, 2020 reflect ASC 842, while prior year period Statement of Financial Condition was prepared under Legacy GAAP and has not been restated. The Company has also elected the package of practical expedients that allows to carry forward historical lease classification, assessment of whether a contract is or contains a lease, for any leases that expired prior to adoption of ASC 842.

ASC 842 requires lessees to recognize on the Statement of Financial Condition, at lease commencement, the lease assets and related lease liabilities for the rights and obligations created by operating and finance leases with lease terms of more than 12 months. The lease term commences on the date the lessor makes the underlying property available, irrespective of when lease payments begin under the contract. The duration of the lease term is assessed taking into account both the termination and the likelihood and availability of a renewal option. The lease expense is recognized on a straight-line basis over the lease term. The lease liability is based on the present value of the lease payments discounted at borrowing rate of 5.5%. The right-of-use asset is based on lease liability.

2. RELATED PARTY TRANSACTIONS

The Company enters into related party transactions with an affiliate. For the year ended April 30, 2020, revenues with an affiliate were $25,382,731. The Company was owed $7,890,395 by an affiliate at April 30, 2020.

The Company has provided loans to certain staff with interest chargeable at market loan rates. At April 30, 2020 loans with a value of $1,489,583 and accrued interest of $14,126 were owed to the Company. Accrued interest has been included within other assets in the Statement of Financial Condition and staff loans are disclosed separately. Staff loans are repayable on agreed dates up to five years after the date the loan was given. None of the staff loans are in default of their terms.

2. RELATED PARTY TRANSACTIONS - continued

Staff loans fall due to be repaid as follows:

Years Ending April 30		
2021	$	611,867
2022		625,482
2023		61,202
2024		50,210
2025		140,822
	$	1,489,583

3. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

Leasehold improvements	$	103,955
Office equipment and furniture		313,050
Computer equipment		456,895
		873,900
Less - accumulated depreciation		(476,378)
	$	397,522

4. COMMITMENTS AND CONTINGENCIES

Operating Lease- In April 2016, the Company entered into an agreement to rent office space under a lease expiring on June 30, 2021. In February 2019, the company entered into an agreement to rent additional office space under a lease expiring on June 30, 2021. The lease provides for minimum rental and escalations based on increases in real estate taxes and operating expenses.

The future minimum base payments under the non-cancellable operating lease are as follows:

Years Ending April 30		
2021	$	980,511
2022		163,419
Total	$	1,143,930

4. COMMITMENTS AND CONTINGENCIES - continued

Finance Lease- The Company entered into an agreement to rent office equipment under a lease expiring on June 30, 2020 (the "Original Equipment Lease"). In January 2018, the Company negotiated a variation to the Original Equipment Lease such that the Original Equipment Lease was superseded by a new agreement (the "New Equipment Lease") under which the leased office equipment was varied and the length of the lease was extended to expire on January 31, 2023. The monthly rental costs are fixed under the terms of the lease.

The future minimum base payments under the non-cancellable finance lease are as follows:

Years Ending April 30	
2021	$ 44,100
2022	44,100
2023	33,075
Total	$ 121,275

The value of the finance lease right-of-use asset as at April 30, 2020 is $193,021. The accumulated amortization as at April 30, 2020 is $86,860.

Letter of Credit — In February 2019, the company obtained a letter of credit in support of a deposit amounting to $444,398 for the Company's leased office space. The letter of credit can be drawn by the lessor in the event that the Company defaults in making monthly rent payments. The letter of credit is secured by a money market deposit account, which is reflected as restricted cash on the Company's Statement of Financial Condition.

Credit Card Facility – The Company maintains credit cards with major financial institutions with a maximum line of credit of $320,000. At April 30, 2020 the outstanding balance on these credit cards of approximately $12,000 was included in accrued expenses and other.

Cash Credit Risk Concentration — The Company maintains bank accounts in the New York City metropolitan area. The excess of deposit balances over amounts covered by federal insurance was approximately $10,814,232 at April 30, 2020.

5. FINANCIAL STATEMENTS IMPACT OF ASC842 ADOPTION

The adoption of ASC 842 represents a change in accounting principle. The adoption did not have a significant impact on the Statement of Income or the Statement of Cash Flows, however there was a material increase in total assets and total liabilities in the Statement of Financial Position due to the recognition of the operating lease assets and related lease liabilities. The table below reflects the impact related to ASC 842 as an adjustment at May 01, 2019, the first day of fiscal 2020:

	April 30, 2019	Adjustments	May 01, 2019
ASSETS			
Operating lease right-of-use asset[1]	$ -	$ 1,713,264	$ 1,713,264
Finance lease right-of-use asset, net[1]	-	144,766	144,766
Property and equipment, net[2]	399,020	(48,600)	350,420
LIABILITIES AND SHAREHOLDERS' EQUITY			
Accrued expenses and other[3]	944,819	(334,865)	609,954
Operating lease liability[4]	-	1,801,836	1,801,836
Finance lease liability[4]	-	149,497	149,497
Retained earnings	13,631,750	192,962	13,824,712

[1] Operating and finance lease assets represent the capitalization of the right-of-use assets equal to the amount of recognized lease liabilities adjusted by the net carrying amounts described in 2 and 3 below.

[2] The lease equipment was reclassified into finance right-of-use asset upon adoption of ASC 842.

[3] Accrued expenses and other liabilities balances related to the straight-line allocation of the rent-free period and rent incentive were reclassified into finance and operating right-of-use assets.

[4] Operating and finance lease liabilities represent the liabilities based on the present value of the lease payments using the borrowing rates of 5.5%.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2020, the Company had net capital of $6,033,786 which was $5,711,431 above its required net capital of $322,355. The Company's ratio of aggregate indebtedness to net capital was 0.80 to 1.

7. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(i) of the Rule.

8. INCOME TAXES

The components of the net deferred tax asset are as follows:

Total deferred tax assets	$ 1,082,418
Total deferred tax liabilities	(80,350)
	$ 1,002,068

Deferred tax assets of $1,082,418 are attributable to temporary differences relating to bonus accruals.

Deferred tax liabilities relate to temporary differences in accelerated depreciation of $80,350.

The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

9. DEFERRED COMPENSATION

Amounts accrued under deferred compensation arrangements fall due to be paid as follows:

Years Ending April 30	
2021	$ 2,816,749
2022	1,249,600
2023	336,942
Total	4,403,291
Less: Fair value adjustment	(3,625)
	$ 4,399,666

10. STOCK OPTIONS

Employees of the Company are entitled to participate in the Parent company's stock option plan. Options are granted to employees at the discretion of the Board of Directors of the Parent. Options, which are denominated in Great Britain Pounds, are exercisable at a price equal to the fair market value of the parent company's share on the date of grant. The options can be exercised immediately and are valid for a period of 3 years. If the options remain unexercised at the end of that period they expire. Options are forfeited if the employee leaves the employment of the Parent and its affiliated companies and will be recognized in the period it occurs.

Details of the stock options outstanding for employees of the Company are as follows:

	Number of stock options	Weighted average exercise price $
Outstanding, beginning of year	529,633	2.39
Issued during the year ended April 30, 2020	908,750	3.17
Forfeited during the year	(86,700)	(3.03)
Exercised during the year	(617,022)	(2.54)
Outstanding, end of year	734,661	3.09
Exercisable, end of year	569,304	3.07

The fair value of issued share options has been calculated using the Black-Scholes option pricing model. The cost of share options have been charged to the Statement of Income during the year. The weighted average fair value of these share options calculated by the Black-Scholes option pricing model was $0.28.

The inputs into the Black-Scholes Option Pricing Model were as follows:

Weighted average share price at the date of exercise ($)	3.32
Average expected volatility (%)	23
Expected life (years)	up to 4 years
Average risk-free rate (%)	0.75

The expected life of the option is based upon the best estimate of the directors following a review of the profile of the option holders and the circumstances giving rise to the share based payment.

Expected volatility was determined using an average of the implied volatility on grant and historic share price volatility over the past nine years.

10. STOCK OPTIONS - continued

The stock options outstanding at April 30, 2020 had a range of option values of $2.18 to $3.17 and a weighted average remaining contractual life of approximately 2.5 years.

The intrinsic value of stock options exercised during the year was $390,009. The proceeds received from exercise of stock options of $1,564,445 were remitted to the parent company. The Company provided loans of $656,003 to staff in order to convert stock options in the parent company.

908,750 options over Ordinary Shares of 1 pence each were granted during the year.

11. SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 25, 2020, which is the date the financial statements were available to be issued.

The Group and the Company have considered the impact of the Covid-19 outbreak on the business performance and the financial statements. To date the Group and the Company have experienced no material impact as a result of Covid-19. The Group has a strong balance sheet and a cash position. It has a diversified portfolio of the business lines and maintains a flexible business model where operating expenses vary dependent upon the results of the business.

Due to the significant market uncertainties, the Group has revisited and challenged all of the existing projection on a line by line basis to arrive to the conservative baseline for the future revenues and operating expenses. The Group and the Company will continue monitoring the economic environment and market sentiment and be ready to take appropriate mitigating actions in the event of significant economic developments.